02 APR 25 AM 11:54

April 19, 2002

02028630

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on April 19, 2002, which includes the Company's business results for the year ended February 28, 2002.

With best wishes,

SUPPL

Yours faithfully,

PROCESSED

MAY 0 1 2002

THOMSON FINANCIAL

K. Uetsuka

Kazuya Uetsuka
Director
Division Manager
Finance Division
The Daiei, Inc.

dlw 4/25

PRESS ANNOUNCEMENT (TRANSLATION)

April 19, 2002
The Daiei, Inc.
4-1-1,Minatojima Naka-machi,
Chuo-ku, Kobe 650-0046, Japan

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Osaka, Tokyo and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- Interim dividends may be payable
- We adopted a tangen-kabu (unit-share) system, which a fixed number of shares comprise one unit(Tangen).One thousand shares comprise one unit (Tangen)
- Inquiries relating to this announcement should be made to:

Masato Takeda
Department Manager
Accounting Settlement Department, Accounting Division
(Tel.) 03-3433-9535 Tokyo, Japan

The Daiei, Inc. has announced the non-consolidated and consolidated business results for the fiscal year ended February 28, 2002

Notes

As far as non-consolidated financial data are concerned , any fractional sums of less than one million yen are discarded.

1. The financial statements of the fiscal year ended February 28, 2002 were approved at the meeting of the Board of Directors held on April 19, 2002.

2. The ordinary general meeting of shareholders is to be held on May 23, 2002

1. Non-consolidated business results (from March 1,2001 to February 28, 2002)

(1)Business results

	For the year ended February 28 2001	For the year ended February 28 2002	Increase (decrease) [%]
	[In millions of yen]		
Operating revenues	1,980,568	1,731,222	(12.6)
Operating income	12,257	21,722	77.2
Ordinary profit	2,044	14,121	590.8
Net loss	192,182	458,209	—
	[In yen]		
Loss per share	269.27	643.63	
Diluted earning per share	—	—	
Ratio of net loss to shareholders equity (%)	111.0	—	
Ratio of ordinary profit to:			
Total assets (%)	0.2	1.1	
Operating revenues (%)	0.1	0.8	

Notes

(1) Numbers of shares average

	Shares average of common stock	Shares average of the 1st Class A preferred stock	Shares average of the 1st Class B preferred stock
			[In thousands of shares]
As of February 28, 2002	711,911	45,000	45,000
As of February 28, 2001	713,696	—	—

(2) Accounting change: None

(3)Used formula of non-consolidated operations at the year ended February 28, 2002

Net income per share

(Net income／Number of shares average of common stock)

(2)Dividends

	For the year ended February 28, 2001	February 28, 2002
	[In yen]	
Year-end dividends per share	0.00	0.00
Interim dividends per share	0.00	0.00
Annual dividends per share	0.00	0.00
Total amount of dividends (per annum in million of yen)	0	0
Ratio of dividends to net earnings (%)	—	—
Ratio of dividends to shareholders' equity(%)	—	—

(3)Financial condition

	For the year ended February 28, 2001	February 28, 2002
	[In millions of yen]	
Total assets	1,450,055	1,209,374
Shareholders' equity	218,353	(240,531)
Ratio of shareholders' equity to total assets (%)	15.1	(19.9)
	[In yen]	
Net worth per share	137.85	(509.28)

Notes

(1)The number of shares issued (registered one unit of common stock,1,000 shares)

	Shares Issued of common stock	Shares Issued of the 1st Class A preferred stock	Shares Issued of the 1st Class B preferred stock
			[In thousands of shares]
As of February 28,2002	707,864	45,000	45,000
As of February 28,2001	713,696	—	—

(2)The number of treasury stocks

As of February 28,2002	5,831,311
As of February 28,2001	2,091

(3) Used formula of non-consolidated operations at the year ended February 28, 2002

Net worth per share

(Shareholders' equity at the ended February, 2002－The number of shares issued of the preferred stock at the ended February, 2002× Issue price)／Number of issued shares of common stock at the ended February, 2002

(4) For the fiscal year ended February 28, 2002, the debt temporarily exceed the asset, due to posting of loss that was accompanied with the implementation of drastic restructuring measures based upon the program.

However we expect this situation will be solved by the financial support from our three main banks, which is planned to be executed by the end of February 2003.

2. Forecast of non-consolidated operations for the year ending February 28, 2003 :

	For the six months ending August 31, 2002	For the year ending February 28, 2003
	[In millions of yen]	
Operating revenues	830,000	1,620,000
Ordinary profit	11,000	20,000
Net income	127,000	136,000
	[In yen]	
Interim dividends per share	0.00	
Year- end dividends per share		0.00
Annual dividends per share		0.00

Notes

Expected net income per share for the fiscal year ending February 28, 2003 is not calculated, because the incorporation of shares and issuing of new shares is planned, thus the number of share issued is expected change.

Forecast of dividends per share for the year ending February 28, 2003

	For the six months ending August 31, 2002	For the year ending February 28, 2003
	(In yen)	
Interim dividends of common stock	0.00	
Interim dividends of the 1st Class-A preferred stock	0.00	
Interim dividends of the 1st Class-B preferred stock	0.00	
Annual dividends of common stock		0.00
Annual dividends of the 1st Class-A preferred stock		0.00
Annual dividends of the 1st Class-B preferred stock		0.00

3. Consolidated business results (from March 1,2001 to February 28, 2002)

(1) Business results

	For the year ended		Increase
	February 28 2001	February 28 2002	(decrease) [%]
	[In millions of yen]		
Operating revenues	2,914,120	2,498,877	(14.2)
Operating income	45,890	44,289	(3.5)
Ordinary profit	1,043	1,520	45.7
Net income(or loss)	45,894	(332,514)	—
	[In yen]		
Net income (or loss) per share	81.05	(540.19)	
Ratio of net loss to shareholders equity (%)	—	—	
Ratio of ordinary profit to:			
Total assets (%)	0.0	0.1	
Operating revenues (%)	0.0	0.1	

Notes

(1) Equity in net profit of affiliates:

	[In millions of yen]
For the year ended February 28,2002	2,421
For the year ended February 28,2001	1,815

(2) Numbers of shares average (consolidated)

[In thousands of shares]

	common stock	The 1st Class A preferred stock	The 1st Class B preferred stock
For the year ended February 28, 2002	615,548	45,000	45,000
For the year ended February 28, 2001	566,211	—	—

(3) Accounting change : None

(4) Used formula of consolidated operations at the year ended February 28, 2001 and the year ended February 28, 2002

Net income per share

Net income／Number of shares average of common stock(Except for treasury stock)

(2)Financial condition

	For the year ended February 28, 2001	February 28, 2002
	[In millions of yen]	
Total assets	3,244,071	2,558,659
Shareholders' equity	24,556	(297,431)
Ratio of shareholders' equity to total assets	0.8%	(11.6%)
	[In yen]	
Net worth per share	(156.50)	(674.14)

Note

(1) The numbers of shares issued (registered one unit of common stock, 1,000 shares) (Consolidated)

[In thousands of shares]

	common stock	The 1st Class A preferred stock	The 1st Class B preferred stock
For the year ended February 28,2002	619,151	45,000	45,000
For the year ended February 28,2001	609,684	—	—

(2) Used formula of consolidated operations at the year ended February 28, 2002

Net worth per share

(Shareholders' equity at the ended February, 2002 − The number of shares issued of the preferred stock at the ended February, 2002 × Issue price) ／ Number of issued shares of common stock at the ended February, 2002

(3) For the fiscal year ended February 28, 2002, the debt temporarily exceed the asset, due to posting of loss that was accompanied with the implementation of drastic restructuring measures based upon the program.

However we expect this situation will be solved by the financial support from our three main banks, which is planned to be executed by the end of February 2003.

(3)Statement of cash flows [Increase (Decrease) in cash]

	For the year ended February 28, 2001	February 28, 2002
Operating activities	(13,273)	62,192
Investing activities	209,033	112,027
Financing activities	(245,285)	(436,613)
Cash and cash equivalents at end of year	409,636	145,688

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2002	Increase	Decrease
Consolidated subsidiaries	133	3	23
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	15	2	4

4. Forecast of consolidated operations for the year ending February 28, 2003 :

	For the six months ending August 31, 2002	For the year ending February 28, 2003
	[In millions of yen]	
Operating revenues	1,200,000	2,200,000
Ordinary profit	4,000	12,000
Net income	120,000	120,000
	[In yen]	
Net income per share		

Note

Expected net income per share for the fiscal year ending February 28, 2003 is not calculated, because the incorporation of shares and issuing of new shares is planned, thus the number of share issued is expected change.